EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(Dollars in millions)	2013	2012	2013	2012
Consolidated income before provision for income
taxes	$393	$526	$537	$1,282
Fixed charges:
Interest1	$314	$283	$850	$341
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2	4	4
Total fixed charges	$316	$285	$854	$345

Earnings available for fixed charges	$709	$811	$1,391	$1,627
Ratio of earnings to fixed charges	2.24	2.85	1.63	4.72
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

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